Robinhood Ventures Fund I

85 Willow Road

Menlo Park, CA 94025

October 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

RE:	Robinhood Ventures Fund I
(File No. 333-293490)

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Robinhood Ventures Fund I (the “Fund”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form N-2, Registration No. 333-293490 (together with all exhibits thereto, the “Registration Statement”), filed in connection with the proposed offering by the selling shareholder identified in the Registration Statement (the “Selling Shareholder”) of the Fund’s common shares of beneficial interest, without par value (the “Shares”) on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. The Registration Statement was originally filed with the Commission on February 13, 2026.

The Fund no longer anticipates the sale of the Shares by the Selling Shareholder pursuant to the Registration Statement. The Registrant Statement has not been declared effective by the Commission, and no securities were sold in connection with the Registration Statement. The Fund believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Fund requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Fund for future use.

* * * * * *

U.S. Securities and Exchange Commission

October 23, 2026

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Christopher P. Healey of Davis Polk & Wardwell LLP, at (202) 962-7036.

Very Truly Yours,

ROBINHOOD VENTURES FUND I

By:	/s/ Sarah Pinto
Name: Sarah Pinto
Title: President